Sub-Item 77Q2
Nuveen New York Quality Income Municipal
Fund, Inc.
33-43178
811-06424

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on December 11, 2003, accession number
0001189642-03-000342.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender